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DRINKER BIDDLE & REATH LLP
ONE LOGAN SQUARE
18th and CHERRY STREETS
PHILADELPHIA, PA 19103-6996
TELEPHONE: (215) 988-2700
FAX: (215) 988-2757

March 26, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Cott Corporation / Definitive Proxy Statement filed on March 26, 2007

Dear Sir or Madam:

        On behalf of Cott Corporation, we are furnishing this letter to you in accordance with Instruction 5 to Item 10 of Schedule 14A in connection with the definitive proxy statement relating to the 2007 annual meeting of shareowners of Cott being filed concurrently herewith. The Proxy Statement describes a proposal for the approval of the restatement of Cott's Executive Investment Share Purchase Plan, a noncash compensation plan recently adopted by the board of directors of Cott.

        We hereby inform you that Cott intends to file a Form S-8 to register the shares to be distributed under the Plan promptly after receiving shareowner approval of the restatement of the Plan.

Very truly yours,
/s/ H. JOHN MICHEL, JR. H. John Michel, Jr.
cc:
Mark R. Halperin, Chief Legal & Ethics Officer and Corporate Secretary, Cott Corporation Neil M. Sheehy, Goodmans LLP

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DRINKER BIDDLE & REATH LLP ONE LOGAN SQUARE 18th and CHERRY STREETS PHILADELPHIA, PA 19103-6996 TELEPHONE: (215) 988-2700 FAX: (215) 988-2757
March 26, 2007